Eastside Distilling, Inc.

755 Main Street

Building 4, Suite 3

Monroe, CT 06468

January 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Re:	Eastside Distilling, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 3, 2025
File No. 333-283816

Ladies and Gentlemen:

This letter is submitted by Eastside Distilling, Inc. (the “Company” or “EAST”) in response to the comment letter dated January 7, 2025 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on January 3, 2025. Amendment No. 2 to the Registration Statement containing updated compensation disclosure for the year ended December 31, 2024 in response to the below comment is being filed simultaneously. The Registration Statement has also been updated to include disclosure of a recent related party transaction. Except where otherwise indicated, capitalized terms used and undefined in this response letter have the meanings given such terms in the Registration Statement.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Amendment No. 1 to Registration Statement on Form S-1 filed January 3, 2025 Executive Compensation, page 83

1. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2024.

Response: The Company has updated the compensation disclosure under “Executive Compensation” beginning on page 83 of the Registration Statement to include responsive information for the year ended December 31, 2024.

January 8, 2025

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, Esq. or Constantine Christakis, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com or 561-302-6158, cchristakis@nasonyeager.com.

Sincerely,

Eastside Distilling, Inc.

By:	/s/Geoffrey Gwin
Geoffrey Gwin, CEO

cc:	Michael Harris, Esq.
Constantine Christakis, Esq.